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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 1, 2024

Dear Sir/ Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Listing Regulations').

Infosys Ltd ('the Company') on March 31, 2024, received order under Section 201 & 201(A) of the Income Tax Act, 1961 from the Income Tax Department, Government of India for assessment year 20-21 with a tax demand of INR 341 crores (including interest). The Company is in the process of evaluating the implications of this order on the financial statements for the quarter and year ending March 31, 2024, and also evaluating filing appeal against this order.

Further, a subsidiary of the Company has received refund order under Section 154 of the Income Tax Act, 1961 from the Income Tax Department, Government of India for assessment year 14-15. The refund amount as per the order is INR 15 crores. The Company is in the process of evaluating the implications of this order on the financial statements for the quarter and year ending March 31, 2024.

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2024.04.01 17:04:30 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com